Exhibit 99.1

Thomson Reuters Appoints Kim M. Rivera to the Board of Directors

TORONTO, November 7, 2019 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of Kim M. Rivera to the company’s Board of Directors, effective immediately.

“Kim’s successful background managing a global legal function, coupled with her broad experience in corporate strategy, operations and governance, will enable the Board to focus ever more intently upon our customers’ needs and the future,” said David Thomson, chairman of Thomson Reuters.

Ms. Rivera, 51, currently serves as HP Inc.’s President, Strategy and Business Management, and Chief Legal Officer. In this role, she leads corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Ms. Rivera manages HP Inc.’s worldwide legal organization, including all aspects of legal and government affairs, brand security, compliance and ethics.

Prior to joining HP Inc., Ms. Rivera was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group.

Ms. Rivera was appointed to the Thomson Reuters Board’s Audit Committee.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Girardin Vice President, Corporate Affairs +1 646 223 4870 david.girardin@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com